UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On February 19, 2025, Chemomab Therapeutics Ltd. (the “Registrant”) issued a press release titled “Chemomab Completes Successful End-of-Phase 2 Meeting and Aligns with FDA on Clear and Efficient Path to Potential Regulatory Approval for Nebokitug (CM-101) in Primary Sclerosing Cholangitis”, a copy of which is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K and the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description

99.1
Press release, dated February 19, 2025, titled “Chemomab Completes Successful End-of-Phase 2 Meeting and Aligns with FDA on Clear and Efficient Path to Potential Regulatory Approval for Nebokitug (CM-101) in Primary Sclerosing Cholangitis”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: February 19, 2025	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer